[JONES DAY LETTERHEAD]

July 2, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	William H. Thompson Sondra Snyder Robyn Manual

Re:	Harry & David Holdings, Inc. Form 10-K for Fiscal Year Ended June 30, 2007 Filed September 14, 2007 Commission File No. 333-127173

Dear Mr. Thompson, Ms. Snyder and Ms. Manual:

This letter responds to the Staff’s June 25, 2008 comment letter relating to the above-referenced Annual Report on Form 10-K of Harry & David Holdings, Inc. (the “Company”).

On behalf of the Company and as discussed over the telephone with Ms. Snyder on June 30, 2008, I would like to request an extension of the time to provide the Staff with a response to its comment letter until July 18, 2008. The Company has been preparing its annual budget for fiscal 2009 at the same time that it has been preparing its responses to the Staff’s comments. As a result, and because of the Fourth of July holiday and previously scheduled vacations of certain key members of the Company’s independent registered public accounting firm, the Company is not in a position to respond by the July 10, 2008 deadline set forth in the Staff’s June 25th letter.

Please do not hesitate to contact the undersigned at (212) 326-7829 if you have any questions regarding the foregoing and, of course, if you have any additional questions or comments.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Meredith L. Deutsch

cc:	William H. Williams, Harry & David Holdings, Inc.

Stephen V. O’Connell, Harry & David Holdings, Inc.

Joseph A. Adams, Jones Day